December 11, 2009

VIA EDGAR AND FACSIMILE

Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington D.C. 20549

Re:	Quepasa Corporation
Form 10-K for the fiscal year ended December 31, 2008 Filed March 31, 2009

Form 10-Q for the quarterly period ended September 30, 2009 File No. 1-33105

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Quepasa Corporation (the “Company”): (i) Form 10-K for the fiscal year ended December 31, 2008, filed on March 31, 2009; and (ii) Form 10-Q for the quarterly period ended September 30, 2009, as set forth in the Staff’s letter dated December 1, 2009. For your convenience, we have repeated your comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.

Comment 1
Form 10-K for the Fiscal Year Ended December 31, 2008

Note 5 – Long-term Debt, page F-15

1.

We note that in October 2006, you entered into a series of transactions with MATT Inc., which culminated in the issuance of 1,000,000 shares of common stock to MATT Inc. for proceeds of $10,000,000 pursuant to a private placement of your equity securities.  In addition, you agreed to develop, operate, and host a website for the Organization, which was formed and controlled by MATT Inc., and provide it with all necessary support services to operate the website through October 2016.  We note that you recorded the issuance of the 1,000,000 shares to MATT Inc. as an equity transaction in your December 31, 2006 financial statements.  We note that in December 2007 you recorded a liability in the amount of $7,250,562 to recognize your future obligations to the Organization under the terms of the CSMA and reduced equity for the same amount.  We note that you established a reasonable estimate of the long-term debt based on the present value calculation of the expected payout of $1,200,000 per year.  As you indicate in Note 5, you accounted for the issuance of the 1,000,000 shares and the CSMA agreement as a financing transaction.  In addition, we note that in June 2008, you entered into a termination agreement with the Organization terminating the CSMA.  As a result, you recognized a gain on the extinguishment of the long-term debt of $5,056,052.  In order to better understand the accounting you afforded to these transactions, provide us with the a detailed explanation of the following:

•

The business rationale for the issuance of the 1,000,000 shares for proceeds of $10 million to MATT Inc. and for entering into the CSMA with the Organization.  Tell us whether these two transactions were simultaneously negotiated.  Tell us whether you and the investor were related parties prior to these transactions.  Tell us the ownership percentage of the investor (and related parties) in Quepasa Corporation after consummation of the transaction

Response to Comment #1, Long-Term Debt; bullet #1:

Please note that the “organization" referred to in your comments is the non-profit foundation which we may also refer to as MATTF or the Foundation in our responses.  It is also important to note that MATTF (the non-profit foundation) and MATT, Inc. (the investor) are not related parties to each other.

The business rationale for the issuance of the 1,000,000 share for $10 per share was to raise additional capital to enable the company to fund the execution of the business plan.  We are not certain if the agreements were negotiated simultaneously as prior management did the negotiations.  The MATT, Inc agreement was entered into on October 17th 2006 and the CSMA was entered into on November 20, 2006(effective as of October 17th), however the transaction was accounted for consistently with the other parts of the transaction since the underlying business purpose for all the transactions related to the capital raising activity.  The Company and the Investor were not related parties prior to these transactions.  The investor MATT, Inc. beneficial ownership as disclosed in the December 2006 10K was 24.5% and actual ownership per common stock outstanding was 8.2% after the consummation of the transaction.

•

Tell us the nature of the consideration you gave the investor and the investor gave you as part of the negotiations to enter into the $10 million private placement and the CSMA.  Tell us how you considered the effect of the considerations exchanged in your accounting.

Response to Comment #1, Long-Term Debt; bullet #2:

The nature of the consideration given to the investor was 1 million shares of common stock and 2 warrants and the investor gave the company 10 million.   Also Pursuant to the transaction the company was required to enter into a CSMA with MATTF a nonprofit foundation.

On October 17, 2006, the Company sold 1 million shares of its common stock to MATT, Inc. for $10 million or $10.00 per share.  In connection with the agreement, the Company also provided MATT, Inc. with two warrants.  The first warrant provides MATT, Inc. with the right to purchase 1 million shares of common stock at an exercise price of $12.50 per share at any time through the warrant expiration date.  The second warrant provides MATT, Inc with the right to purchase 1 million shares of common stock at an exercise price of $15.00 per share at any time through the warrant expiration date.  Both warrants expire on October 17, 2016.   Both warrants

also include provisions which require the exercise price to be adjusted downward on a quarterly basis pursuant to a formula defined in the agreement.  The variable behind the reduction in the exercise price is the revenue which MATT drives to the Company. In no event will the exercise price of the warrant be reduced below $10.00 per share.  The transaction also provides MATT with certain board rights, requires the reimbursement of professional fees incurred for the transaction not to exceed $35,000, and requires the Company to register all securities underlying the agreements in a timely manner on a “best effort” basis.  There is no penalty provisions included in the registration rights agreement.

Management Services Agreement

On November 20, 2006, the Company entered into a CSMA with MATTF. which was effective October 17, 2006.  Pursuant to the terms of the agreement, the Company will design, develop, implement, support and host a website for MATTF.  In addition, the Company will provide MATTF with sufficient funds to meet all of their operating expenses and special events costs.  The amount of support the Company is to provide MATTF is capped at $1.2 million per year (prorated for the remainder of 2006).  The Company is required to provide MATTF with an initial advance of $125,000 upon the signing of the agreement and additional advances of $125,000 on January 1, 2007 and April 1, 2007.

The agreement requires MATTF to reimburse the Company for its web services through October 31, 2009.  The amount of reimbursement is not to exceed $500,000 per year.  MATTF is also required to provide the Company with an initial advance equal to the lesser of 1) $125,000 and 2) the average costs incurred by MATTF during the preceding two quarters.  MATT, Inc guarantees all payments made to the Company by MATTF.

The underlying business purpose of all of the transactions reflected above is related to capital raising activities.  As such, each piece of the transaction was accounted for consistently with the other parts of the transaction as if they were all part of one congruent transaction.

•

Tell us if you were required under any circumstances to return the investor the $10 million proceeds you received from the issuance of the shares of your common stock to the investor.

Response to Comment #1, Long-Term Debt; bullet #3:

There were no circumstances under which the company would be required to return the $10 million proceeds to the investor.

•

Explain to us how you determined the reasonableness of the estimate of the long-term debt based on an expected payout of $1,200,000 per year.

Response to Comment #1, Long-Term Debt; bullet #4:

The Company established an estimate of the long-term debt based on the present value calculation of the expected payout of $1,200,000 per year, or $300,000 per quarter, through October 2016, discounted at a 12% annual rate, which is based on available borrowing rates. We used the maximum amount available due under the CSMA given the experience with MATTF’s history of spending and the fact that the organization had no incentive to spend less than what they were entitled to receive.

•

We note in the Form 8-K filed on June 30, 2008, your disclosure stating that the termination of the CSMA agreement with MATTF eliminated future sponsorship obligations for which you had recorded $7,556,052 of liabilities as of June 30, 2008.  This results in the Company meeting the shareholders’ equity listing requirement as of June 30, 2008.  Tell us the business reasons why the investor agreed to the termination of your future sponsorship obligations under the CSMA agreement.  Addressing the relevant accounting literature, tell us why, instead of recognizing a gain on extinguishment of long-term debt, you did not recognize the effect of the termination agreement as a contribution of equity from the investor to meet your listing requirements.

Response to Comment #1, Long-Term Debt; bullet #5:

The Company is not in a position to give you a business reason the why MATTF, the Nonprofit foundation (as noted above it is not the investor) made the decision they did to accept our offer. Please note that MATTF is not the investor MATT, Inc. is the investor and as noted above neither party is a related party’s to each other or the Company.    The Company can tell you we informed MATTF (the Foundation) that the Company did not have the financial resources to continue to fund the obligation.  The Company as of today only has cash to survive until March 2010 (3.5 months).  We effectively had at the time 20 months of cash available and the company was uncertain as to future revenues projections and the resulting cash flows for future operations.  We proposed the preferred share as the only viable option for them to receive any consideration in the future give the situation of the company future going concern.  Since there is no remedy for default in the CSMA and the company is running out of cash the Foundation did not have any other option available to them.

Since MATTF is not a related party to the Company as defined by FAS 57, we believe the transaction is properly accounted for a forgiveness of debt and properly reflected in the P&L.  Further, the negotiation of the settlement between MATTF and the Company was independent of the original investment transaction and neither the MATTF is not a related party to the original investor, MATT, Inc. and significant time since the investment transaction, we believe the transaction was properly accounted for as a forgiveness of debt.

Conversion of MATTF Service Agreement Liability to Series A Preferred Stock

The Company issued 25,000 shares of Series A Preferred Stock to MATTF in exchange for early termination of its Service Agreement with the Company, and resultant cancellation of the liability associated with the Service Agreement.

Applicable accounting standards for extinguishment of debt are in SFAS No. 140, and APB Opinion No. 26.

Under SFAS No. 140, a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a. The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Early extinguishment of debt is considered under APB Opinion No. 26, which contemplated that the amount paid (or value of securities exchanged) upon reacquisition of debt securities may sometimes differ from the net carrying amount of the debt at that time.  The net carrying amount of debt is the amount due at maturity, adjusted for unamortized premiums or discounts, and cost of issuance.

The reacquisition price of the extinguished debt is the amount paid on extinguishment.  If early extinguishment is achieved by a direct exchange of new securities, the reacquisition price is the total present value of the new securities (i.e., the preferred stock).

A difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains.  Gains and losses should not be amortized to future periods.

•

Tell us the status of the development of the website at the date of the termination agreement of the CSMA.  Tell us whether the development and operation of the website will continue after the termination of the agreement and who will fund its future development and operating costs.

Response to Comment #1, Long-Term Debt; bullet #6:

The website had been completed as of the date of the termination of the CSMA.  The Company currently hosts the web site and provides Technical support for the MATTF, the Foundation.  Future operating costs are funded by the foundation.  We do provide some development expertise to the foundation as needed but the commitment is not considered material.

Comment 2
Form 10-K for the Fiscal Year Ended December 31, 2008

Note 8 – Series A Preferred Stock, page F-17

2.

Refer to the Series A Preferred Stock issued on June 30, 2008.  Tell us the consideration given to SFAS 133 and EITF 00-19 in determining whether you are required to bifurcate the conversion feature.  In this regard, provide us an analysis of the various terms of the preferred stock and how those factors were considered in making the determination that the preferred stock is more akin to equity than to debt.  Further, tell us if the Series A Preferred Stock is redeemable.  If the Series A Preferred Stock is redeemable, tell us the terms of the redemption feature.

Response to Comment #2, Series A Preferred Stock:

Since our analysis under SFAS 150 (see below) determined that the preferred stock was more akin to equity than debt, FAS 133, paragraph 12a (the clearly and closely related criteria for embedded conversion options qualifying as an embedded derivative) is not met.  Since the embedded conversion option is an equity instrument, and the host instrument (the preferred stock) is more akin to an equity instrument, the economic characteristics are clearly and closely related.  The conclusion is that the embedded conversion option is not an embedded derivative and thus should not be bifurcated.  Additionally, we considered whether there was a beneficial conversion feature on the preferred stock.  Since the conversion formula and value of the preferred stock, by formula, is linked to the value of the common stock, there was no beneficial conversion value at the preferred stock grant date.

The key features of the Series A Preferred Stock are as follows:

1.

Number of shares constituting Series A Preferred Stock is fixed at 25,000 shares, par value $.001 per share.  Authorized number of preferred stock shares was 5,000,000 at March 31, 2008.

2.

Accruing dividends, at a rate of 4.46% on the stated value of the shares ($100 per share), compounded annually.  Dividends accrue from day to day, whether or not earned or declared, and shall be cumulative.  Dividends are payable upon a liquidation event or the conversion of the preferred stock.

3.

Liquidation preference – Upon any liquidation event, shareholders of preferred stock are to be paid out of available funds and assets before any amount will be paid to shareholders of common stock.  Liquidation events are defined as follows:

a.

The dissolution, liquidation or winding up of the corporation whether voluntary or involuntary, or

b.

Any reorganization, consolidation, merger or similar transaction to which the Company is a party, if, as a result of the combination transaction, the outstanding voting securities of the Company are not converted into securities of the surviving entity that together possess at least a majority of the total voting power of all securities of the surviving entity, or

c.

A sale of all or substantially all of the assets of the Company.

4.

Voting rights – preferred shareholders have full voting rights and powers equivalent to common shareholder voting rights.

5.

Conversion rights – preferred shareholders are entitled to convert each share of preferred tock into a number of fully paid and nonassessable shares of common stock, at the election of either the Company or the holders,  in accordance with the following conversion formula:

Stated Value divided by fair market value of a share of common stock

Stated value is defined as $100 per share of preferred stock.  The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of common stock shares as is needed to effect the conversion of all outstanding preferred stock shares.  If at any time the number of authorized but unissued shares is not sufficient to effect the conversion, the Company will take necessary corporate action to increase its authorized shares to a sufficient number to effect the conversion at that time.

Since redemption of the preferred shares is not provided for under the Certificate of Designation, except for the liquidation events outlined above, the Company is not required or does not have to choose to net-settle the preferred stock conversion feature by delivery of its common shares.  For this reason, the guidance in EITF Issue No. 00-19 is not applicable to the Company’s preferred stock.

Reporting Classification of Preferred Stock as Liability or Equity

SFAS No. 150 requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

•

A financial instrument issued in the form of shares that is mandatorily redeemable—that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur

•

A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled)

•

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

a. A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares

b. Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares

c. Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

Monetary value is defined as “what the fair value of the cash, shares, or other instruments that a financial instrument obligates the issuer to convey to the holder would be at the settlement date under specified market conditions.”

Consideration

The certificate of designation does not contain a mandatory redemption feature that requires the company to redeem the shares at a specified time or upon the occurrence of a certain event.  The certificate only requires redemption upon the occurrence of a liquidation event, which is an exception under the definition of mandatory redemption in paragraph 9 of SFAS 150.  Therefore, the Series A preferred stock would not be classified as a liability in this category of financial instruments.

The Series A preferred stock is not a financial instrument as described in the second category of financial instruments, and would therefore not be classified as a liability under this category.

As to the third category of financial instruments that must be classified as liabilities, a consideration must be given to each of the examples in which the Company may settle by issuing a variable number of its common stock.

1.

Financial instruments that embody obligations that require or permit the issuer settlement by issuance of a variable number of common shares that have a value equal to a fixed monetary amount.  For example, an entity may receive $100,000 in exchange for a promise to issue a sufficient number of its own shares to be worth $110,000 at a future date. The number of shares required to be issued to settle that unconditional obligation is variable, because that number will be determined by the fair value of the issuer’s equity shares on the date of settlement. Regardless of the fair value of the shares on the date of settlement, the holder will receive a fixed monetary value of $110,000.

The preferred stock may be convertible using a formula of a stated amount of $100 per preferred stock share divided by the fair market value of a share of common stock at the conversion date.  This formula does not require settlement of the conversion at a fixed monetary value, and therefore the preferred stock does not qualify as a financial instrument under this category.

2.

Financial instruments that contain an obligation to issue shares with monetary value based on something other than changes in the fair value of the issuer’s equity.  For example, an entity may guarantee that the value of counterparty’s equity investment in another entity will not fall below a specified level. The guarantee contract requires that the guarantor stand ready to issue a variable number of its shares whose fair value equals the deficiency, if any, on a specified date between the guaranteed value of the investment and its current fair value. Upon issuance, unless the guarantee is accounted for as a derivative, the obligation to stand ready to perform should be recorded as a liability, because the guarantor’s conditional obligation to issue shares is based on the value of the counterparty’s equity investment in another entity and not on changes in the fair value of the guarantor’s equity instruments.

The Company’s preferred stock conversion formula is based on the fair value of a share of the Company’s common stock at the date of conversion.  Therefore, the preferred stock does not qualify as a financial instrument under this category.

3.

Financial instruments that contain an obligation to issue shares with monetary value based on variations inversely related to changes in fair value of the issuer’s equity shares.  Examples of these financial instruments are freestanding forward purchase contracts, freestanding written put options, or net written options that must or may be net share settled.  These instruments have features that allow settlement in a variable number of the issuer’s equity shares that varies inversely in relation to changes in the fair value of the issuer’s equity shares; when the issuer’s share price decreases, the issuer’s monetary value of the obligation under those contracts increases.

The Company’s preferred stock conversion feature can result in a variable number of common shares, but the relationship is not inversely related to changes in the fair value of the common stock – i.e., the monetary value of the obligation increases as the fair value of the common stock increases.  Therefore, the preferred stock does not qualify as a financial instrument under this category.

Since the Company’s preferred stock does not contain features that qualify as financial instruments classifiable as liabilities under SFAS 150, the preferred stock is not considered to be under the scope of this accounting standard.

Classification of Series A Preferred Stock as Temporary or Permanent Equity

Applicable accounting standards are as follows:

EITF Topic D-98

EITF 00-19

Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.  The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur

— without regard to probability — would require the security to be classified outside of permanent equity.

The SEC staff believes that ordinary liquidation events, which involve the redemption and liquidation of all equity securities, should not result in a security being classified outside of permanent equity. In other words, if the payment of cash is required only upon final liquidation of the company, then that potential event need not be considered when applying the rule. However, deemed liquidation events that require one or more particular class or type of equity security to be redeemed cause those securities to be classified outside of permanent equity.

Liquidation events under the Company’s certificate of designation include:

1.

The dissolution, liquidation or winding up of the corporation whether voluntary or involuntary, or

2.

Any reorganization, consolidation, merger or similar transaction to which the Company is a party, if, as a result of the combination transaction, the outstanding voting securities of the Company are not converted into securities of the surviving entity that together possess at least a majority of the total voting power of all securities of the surviving entity, or

3.

A sale of all or substantially all of the assets of the Company.

Some financial instruments issued in the form of shares that are not required to be classified as assets or liabilities under Statement 150 or other applicable GAAP are redeemable at the option of the holder or upon the occurrence of an event that is not solely within the control of the issuer. Upon redemption of these financial instruments in other than a final liquidation, the issuer may be required or may have a choice to settle the contract by delivery of its own shares. For these instruments, the guidance in paragraphs 12–32 of EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” should be used to evaluate whether the issuer controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract.

Since redemption of the preferred shares is not provided for under the Certificate of Designation, except for the liquidation events outlined above, the Company is not required or does not have to choose to net-settle the preferred stock conversion feature by delivery of its common shares.  For this reason, the guidance in EITF Issue No. 00-19 is not applicable to the Company’s preferred stock, and the conditions listed in paragraphs 12 -32 are not outlined and considered here.

Since EITF 00-19 does not apply to the preferred stock, consideration of the guidance contained in EITF, Topic D-98 must be given in determining the classification of the preferred stock as temporary or permanent equity.

Under Topic D-98, if the issuer does not control settlement by delivery of its own shares, cash settlement of the instrument would be presumed and the instrument would be classified as temporary equity. For example, if preferred shares are redeemable at the option of the holder (that is, puttable shares) and the issuer is permitted to settle the redemption amount in cash or by delivery of a variable number of its common shares with an equivalent value, the absence of a cap on the number of common shares that could be potentially issuable upon redemption requires classification of the preferred shares outside of permanent equity.

The topic provides examples in which permanent equity classification would be appropriate, and examples in which such classification would not be appropriate.

Examples provided in EITF Topic D-98 are as follows:

1.

A preferred security has a redemption provision that states it may be called by the issuer upon an affirmative vote by the majority of its board of directors. While some might view the decision to call the security as an event that is within the control of the company, the SEC staff believes that if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and its classification outside of permanent equity is required. In other words, any provision that requires approval by the board of directors cannot be assumed to be within the control of the issuer. All of the relevant facts and circumstances must be considered.

The Company’s certificate of designation for the preferred stock does not contain a call feature as described in the above example.  Therefore, the consideration of a potential redemption effectuated by preferred stockholders that might constitute a voting majority is not applicable to the Company’s preferred stock.

2.

A security with a deemed liquidation clause that provides that the security becomes redeemable if the stockholders of the issuing company (that is, those immediately prior to a merger or consolidation) hold, immediately after such merger or consolidation, stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation. This change-in-control provision would require the security to be classified outside of permanent equity because a purchaser could acquire a majority of the voting power of the outstanding stock, without company approval, thereby triggering redemption.

The Company’s certificate of designation for the preferred stock does not have a deemed liquidation clause that provides that the security becomes redeemable if the stockholders of the issuing company (that is, those immediately prior to a merger or consolidation) hold, immediately after such merger or consolidation, stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation.

3.

A preferred stock agreement may have a provision that provides for redemption of the preferred security if the issuing company is merged with or consolidated into another company, and pursuant to state law, approval of the board of directors is required before any merger or consolidation can occur. In that case, assuming the preferred stockholders cannot control the vote of the board of directors through direct representation or through other rights, the security would be appropriately classified as part of permanent equity because the decision to merge with or consolidate into another company is within the control of the issuer. Again, all of the relevant facts and circumstances must be considered when determining whether the preferred stockholders can control the vote of the board of directors.

The Preferred stockholders cannot control the vote of the board of directors through direct representation or through other rights.

All of the individual facts and circumstances should be considered by the Company in determining whether the preferred stock should be classified as permanent equity or temporary equity.  Our conclusion based on our research discussed above that the preferred stock issued was permanent equity.

Comment 3
Form 10-Q for the Quarterly Periods Ended September 30, 2009

General

3.

We note that on page 4 in Condensed Consolidated Statement of Changes in Stockholders’ Equity and on page 5 in the Condensed Consolidated Statements of Cash Flows you state that the vesting of stock options for compensation for the nine months ended September 30, 2009 was $3,948,254.  We also note that on page 14 you state that stock-based compensation expense for the vesting of options was $5,397,150 for the nine months ended September 30, 2009.  In addition, on page 22 you state that stock-based compensation expense was $4,119,774 for the nine months ended September 30, 2009.  Please clarify and reconcile the different values disclosed for stock-based compensation for the nine months ended September 30, 2009.

Response to Comment #3, General:

The correct amount for stock-based compensation associated with the vesting of stock options is the $3,948,254 referred to in the Condensed Consolidated Statements of Cash Flows.  The footnote disclosure on page 14 was an overstatement of the expense as a result of an error in a link in the supporting schedules resulting in a typo.  The stock-based compensation expense discussed on page 22 includes more than just expense related to vesting of options as follows:

Vesting of stock options for compensation	3,948,254
Cancellation of common stock for professional services	(20,471)
Issuance of common stock to directors for compensation	17,223
Amortization of prepaid expenses	174,748
Total stock-based compensation	4,119,754

The amortization of prepaid expenses includes compensation for professional services in which the professionals vested in stock options prior to the performance of services.  The amount of compensation is being amortized over the lengths of the contracts.  The footnote disclosure will be corrected in future filings.

Comment 4
Form 10-Q for the Quarterly Periods Ended September 30, 2009

Note 8 – Stock-Based Compensation, page 12

4.

We note that you use the simplified method to estimate the term of employee stock options.  We also note, based on page 14, that on July 8, 2009, the board of directors authorized the re-pricing of 5,751,937 existing stock options to a new exercise price of $1.00 per share to provide incentive for certain key employees.  The re-pricing is also subject to meeting the performance standards set by your Chief Executive Officer.  Tell us how you considered SAB 107 and SAB 110 in determining that your stock options are eligible for the use of the simplified method.  Tell us why you believe these options would be “plain vanilla,” as discussed in accounting literature.

Response to Comment #4, Stock-Based Compensation:

SAB 107 and SAB 110, define the characteristics of “plain vanilla” options are as follows:

•

The share options are granted at-the-money;

•

Exercisability is conditional only on performing service through the vesting date;

•

If an employee terminates service prior to vesting, the employee would forfeit the share options;

•

If an employee terminates service after vesting, the employee would have a limited time to exercise the share options (typically 30-90 days); and

•

The share options are nontransferable and non-hedgeable.

All of the options granted at the company contain the characteristics noted above.

Under Statement 123(R) Share-based Payments, the term for which an option is expected to be outstanding is a key factor in measuring its fair value and the related compensation cost.  Question 6 of Section D.2 of SAB topic 14 Share based Payments (SAB 107) sets forth the “simplified” method of estimating the expected term of “plain vanilla” share option, but expired on December 31, 2007.  On December 21, 2007 the SEC staff issued SAB 110, Share based Payment: Certain Assumption Used in Valuations Methods-Expected Term which permits entities, under certain circumstances, to continue to use the simplified method. SAB 110 amends and replaces Question 6 of Section D.1 of SAB Topic 14.

There are no hard-and-fast rules in SAB 110’s revision to SAB Topic 14; a company may use the simplified method of it concludes that it is not reasonable to base its estimate on expected term on its experience with exercising historical share options.

Further, in SAB 110, the SEC staff gives the following examples of situation in which it may be appropriate to use the simplified method:

1)

A company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

2)

A company significantly changes the terms of its share option grants or the types of employees that receive share option grants such that is historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

3)

A company has or expects to have significant structural changes in its business such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term

Based on this analysis and the examples noted above in SAB110, the Company believes these options continue to qualify for treatment as “plain vanilla,” and as such are eligible for use of the simplified method.

We acknowledge to the Staff that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (561) 491-4181.

Very truly yours,

Quepasa Corporation

/s/ Michael D. Matte
Michael D. Matte
Chief Financial Officer